Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 10, 2015

VIA EDGAR

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Verso Corporation

Registration Statement on Form S-3

Filed June 9, 2015

File No. 333-204843

Verso Corporation

Verso Paper Holdings LLC

Form 10-K for the Fiscal Year ended December 31, 2014

File No. 1-34056

Form 10-Q for the Fiscal Quarter ended March 31, 2015

File No. 333-142283

Dear Mr. Schwall:

On behalf of Verso Corporation, a Delaware corporation (“Verso”), and Verso Paper Holdings LLC, a Delaware limited liability company (“Verso Holdings” and, together with Verso, the “Issuers”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated July 6, 2015 (the “Comment Letter”), to the above referenced Form S-3 of Verso and Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended March 31, 2015 of the Issuers. The Issuers have filed, via EDGAR, this letter (tagged correspondence).

The Issuers have asked us to convey the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced the comment from the Comment Letter below, in italics, with a response following.

Form 10-K for the Fiscal Year ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 32

Securities and Exchange Commission

July 10, 2015

1.	Please revise your disclosure for each period presented to quantify each of the underlying material activities that generated variances between periods. Your revised disclosure should quantify the effect of each factor cited as the cause of a material change in your financial statements. For example, your analysis of net sales makes reference to changes in average sales price and volume, but does not appear to quantify the impact of these items in dollars and tons. Refer to Item 303(a)(3) of Regulation S-K.

Response to Comment 1

In response to the Staff’s comment, the Issuers propose to revise their disclosure for each period presented in future filings, beginning with their Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, as well as their Annual Report on Form 10-K for the fiscal year ending December 31, 2015, to quantify each of the underlying material activities that generated variances between periods in the results of operations. An example of the proposed revised disclosure for the analysis of net sales for the fiscal year ending December 31, 2015 compared to the fiscal year ended December 31, 2014, which would appear in the Issuers’ Annual Report on Form 10-K for the fiscal year ending December 31, 2015, is as follows:

Results of Operations

2015 Compared to 2014

Net Sales. Net sales for 2015 [increased/decreased] X% to $X million from $1,297 million in 2014. Our sales [increase/decrease] was primarily driven by an X% [increase/decrease] in total sales volume, from 1.6 million tons to X million tons. The [increase/decrease] in volume resulted in $X million of [additional/reduced] revenue. The revenue [increase/decrease] associated with the [increased/decreased] volume was [offset/enhanced] by the impact of a pricing [increase/decline] of $X million, as the average sales price per ton [increased/declined] from $799 to $X, for all of our products in 2015 compared to 2014.

Net sales for our paper segment [increased/decreased] X% to $X million in 2015 from $1,136 million in 2014, due to an X% [increase/decrease] in paper sales volume to X million tons in 2015 compared to 1.3 million tons in 2014, [offset/supplemented] by an X% [increase/decrease] in average sales price per ton of paper to $X in 2015 compared to $841 in 2014. The [increased/decreased] sales volume, which is primarily attributable to [                    ], resulted in $X million of [additional/reduced] revenue which was [offset/augmented] by the impact for the change in price of $X million. The [increase/decrease] in pricing was due to [                    ].

Net sales for our pulp segment [increased/decreased] X% in 2015 to $X million from $161 million in 2014, due to an X% [increase/decrease] in pulp sales volume to X million tons in 2015 compared to 0.3 million tons in 2014, while the average sales price per ton [increased/decreased] X% to $X in 2015 compared to $588 in 2014. The [increased/decreased] sales volume, which is primarily attributable to the [addition of/decline in] net sales as a result of [                     ], contributed $X million of [additional/reduced] revenue, while pricing resulted in an [increase/decrease] in revenue of $X million. The price [increase/decrease] was attributable to [                    ].

Securities and Exchange Commission

July 10, 2015

Liquidity and Capital Resources, page 35

2.	We note disclosure stating you have historically relied primarily upon cash flow from operations and borrowings under revolving credit facilities to finance operations. We also note that you have not generated any positive cash flows from operations in the past two years. Please revise your disclosure to address any material deficiency in liquidity (e.g., a need to raise additional funds to pay interest on debt), and indicate the course of action that the company has taken or proposes to take to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S- K.

Response to Comment 2

The Issuers acknowledge the Staff’s comment and will revise their disclosure, beginning with their Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, as well as their Annual Report on Form 10-K for the fiscal year ending December 31, 2015, to address any material deficiency in liquidity and indicate the course of action that the Issuers propose to take to remedy any such material deficiency. Any such course of action could include, as discussed in the Issuers’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, continuing to assess and implement, as appropriate, various earnings enhancement and expense reduction initiatives, including initiatives related to the integration of NewPage.

Form 10-Q for the Fiscal Quarter ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 32

3.	We note that you have changed your reportable segments as a result of a change in the way the business is managed and evaluated by the Chief Operating Decision Maker. Please revise your disclosure in the results of operations section to discuss and analyze results of operations by the operating segments disclosed in Note 14 to the financial statements. See Item 303(a) of Regulation S-K.

Response to Comment 3

In response to the Staff’s comment, the Issuers propose to revise their disclosure in the results of operations section in future filings, beginning with their Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, to discuss and analyze results of operations by

Securities and Exchange Commission

July 10, 2015

the operating segments disclosed in the notes to the financial statements. An example of the proposed revised disclosure for the analysis of net sales for the fiscal quarter ending March 31, 2016 compared to the fiscal quarter ended March 31, 2015, which would appear in the Issuers’ Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2016, is as follows:

Results of Operations

First Quarter of 2016 Compared to First Quarter of 2015

Net Sales. Net sales for the first quarter of 2016 [increased/decreased] X% to $X million from $806 million in the first quarter of 2015. Our sales [increase/decrease] was primarily driven by an X% [increase/decrease] in total sales volume, from 0.9 million tons to X million tons. The [increase/decrease] in volume resulted in $X million of [additional/reduced] revenue. The revenue [increase/decrease] associated with the [increased/decreased] volume was [offset/enhanced] by the impact of a pricing [increase/decline] of $X million, as the average sales price per ton [increased/declined] from $867 to $X, for all of our products in the first quarter of 2016 compared to the first quarter of 2015.

Net sales for our paper segment [increased/decreased] X% to $X million in first quarter of 2016 from $748 million in the first quarter of 2015, due to an X% [increase/decrease] in paper sales volume to X million tons in the first quarter of 2016 compared to 0.8 million tons in the first quarter of 2015, [offset/supplemented] by an X% [increase/decrease] in average sales price per ton of paper to $X in the first quarter of 2016 compared to $907 in the first quarter of 2015. The [increased/decreased] sales volume, which is primarily attributable to [                    ], resulted in $X million of [additional/reduced] revenue which was [offset/augmented] by the impact for the change in price of $X million. The [increase/decrease] in pricing was due to [                    ].

Net sales for our pulp segment [increased/decreased] X% in the first quarter of 2016 to $X million from $58 million in the first quarter of 2015, due to an X% [increase/decrease] in pulp sales volume to X million tons in the first quarter of 2016 compared to 0.1 million tons in the first quarter of 2015, while the average sales price per ton [increased/decreased] X% to $X in the first quarter of 2016 compared to $555 in the first quarter of 2015. The [increased/decreased] sales volume, which is primarily attributable to the [addition of/decline in] net sales as a result of [                    ], contributed $X million of [additional /reduced] revenue, while pricing resulted in an [increase/decrease] in revenue of $X million. The price [increase/decrease] was attributable to [                    ].

*  *  *  *  *

Additionally, in response to the Comment Letter, the Issuers hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuers from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuers may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 10, 2015

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the Staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please do not hesitate to contact either the undersigned at (212) 373-3124 or David E. Sobel at (212) 373-3226.

Respectfully submitted,

/s/ David S. Huntington

David S. Huntington

cc:	Peter H. Kesser, Esq., Verso Corporation and Verso Paper Holdings LLC